

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 21, 2018

Laurie Butcher
Senior Vice President of Finance
Alaska Communications Systems Group
600 Telephone Avenue
Anchorage, Alaska 99503-6091

> **Re: Alaska Communications Systems Group Inc.**
> **Form 10-K for the Year Ended December 31, 2017**
> **Filed March 16, 2018**
> **Form 10-Q for the Quarter Ended September 30, 2018**
> **Filed November 7, 2018**
> **File No. 001-38341**

Dear Ms. Butcher:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-Q for the Quarter Ended September 30, 2018

2. Revenue Recognition
Revenue Accounted for in Accordance with other Guidance, page 13

1. If material, please revise your future filings to disclose how you account for maintenance revenues associated with indefeasible rights of use (IRUs) on your network.

2. We also note that CAF Phase II funding is subject to your provision of broadband service throughout the designated coverage area by the end of a specified build-out period and completion of interim milestone build-out obligations. On page 31, you disclosed that the FCC denied your request to modify the conditions on your use of CAF Phase II high cost support, including the minimum capital expenditure requirement. Please tell us the following:

- how you account for the cost of the required build-out;
- how your actual broadband coverage compares to the CAF Phase II specifications and your related milestone build-out obligations; and
- if your CAF Phase II receipts are sufficient to cover your build-out and milestone obligations.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Kathryn Jacobson, Senior Staff Accountant at (202) 551-3365 or Lisa Etheredge, Senior Staff Accountant at (202) 551-3424 with any questions.

Sincerely,

Division of Corporation Finance
Office of Telecommunications